UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.)*


                          ENDLESS YOUTH PRODUCTS, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                    29264E208
                                 --------------
                                 (CUSIP Number)


         JOEL SCHONFLED, SCHONFELD & WEINSTEIN. L.L.P., 63 WALL STREET,
       SUITE 1801, NEW YORK, NEW YORK 10005, TELEPHONE NO. (212) 344-1600
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                  JUNE 1, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box.      [X]



NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7 for other parties to whom copies are to be sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29264E208                   SCHEDULE 13D                   PAGE 2 OF 3



1.NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        The Sababurg Foundation, 1,041,270 shares.

        A. Does not have a Social Security, it is a foundation duly constitute in the Luxembourg.

-------------------------------------------------------------------------------
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)  [ ]
                                                              (B)  [ ]


-------------------------------------------------------------------------------
3.SEC USE ONLY


-------------------------------------------------------------------------------
4.SOURCE OF FUNDS (see instructions)
     Personal funds of the Foundation


-------------------------------------------------------------------------------
5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)  [  ]
     No


-------------------------------------------------------------------------------
6.CITIZENSHIP OR PLACE OF ORGANIZATION
     6 Circuit de la Foire Internationale,
     L-1025 Luxembourg,
     c/o Rosewood Equity Services


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON
WITH

  7. SOLE VOTING POWER
     Foundation votes their shares 1,041,270 and have no control over any other voting shares.


  8. SHARED VOTING POWER
     None

  9. SOLE DISPOSITIVE POWER
     None

 10. SHARED DISPOSITIVE POWER
     None




11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,041,270 shares


-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ] See  instructions


-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    Over 20% of the total issue.

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON* See instructions
    Foundation
-------------------------------------------------------------------------------

CUSIP NO. 29264E208                  SCHEDULE 13D                    PAGE 3 OF 3







        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                     The Sababurg Foundation

Dated as of                          Signature By:  /s/ SIDNEY LEVENE
                                                    -----------------
Dated on:JUNE 9, 2000                               Sidney Levene, Trustee